Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Receives Funding From Canadian Governmental Agencies for COVID-19 vaccine Phase 1 Clinical Study

Contribution totalling Cdn$4.75 Million will support Phase 1 clinical development and manufacturing of DPX-COVID-19

DARTMOUTH, Nova Scotia, August 5, 2020, IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of cancer immunotherapies and vaccines against infectious diseases, today announced that Canadian government agencies will contribute up to CA$4.75 million to advance Phase 1 clinical development of its vaccine candidate, DPX-COVID-19, for the prevention of COVID-19 infection caused by the novel coronavirus SARS-COV-2.

The Company is receiving CA$4.15 million advisory services and funding from the National Research Council of Canada Industrial Research Assistance Program (NRC IRAP), Atlantic Canada Opportunities Agency (ACOA) and Next Generation Manufacturing Canada (NGen) to support rapid scale-up of DPX-COVID-19 manufacturing process and its evaluation in a phase 1 clinical trial. In addition to this funding, IMV also received CA$600,000 from the NRC IRAP Innovation Assistance Program (IRAP IAP).

“Governmental organizations play a pivotal role in the fight against COVID-19. Their contribution allows IMV to leverage our innovative DPX platform for the rapid development of a vaccine to protect against the coronavirus,” said Frederic Ors, Chief Executive Officer of IMV. “Vaccination is our best hope for ending the current pandemic. Based on our preclinical results and rapid development, we believe that both our vaccine and manufacturing approaches have the potential to be transformational for COVID-19, and we appreciate the governments’ support and confidence in our progress.”

IMV plans to use funding from to advance DPX-COVID-19 with:

  A Phase I clinical trial starting this summer in Canada. A Phase 2 trial is expected to start by end of 2020 in the U.S. and Canada following successful Phase 1 top-line results that are expected later this year.

  Scale-up manufacturing capacity for commercial production for North American and global markets. DPX-based vaccines do not require biologic manufacturing which gives the Company the potential for fast and large-scale manufacturing to supply a significant number of doses rapidly compared to more conventional vaccines.

DPX-COVID-19, instead of taking a traditional vaccine approach, blends vaccine and immunotherapy science to generate an immune response that targets specific weaknesses of the coronavirus, incorporating several unique key features with the goal to optimize potential safety and efficacy:

  DPX-COVID-19 is a formulation of the DPX delivery platform with four complementary peptide antigens that were selected for their high immunogenicity and ability to bind non- overlapping areas on the virus spike and impact its infective function in preclinical studies,

  Selected targets are outside of the 614 mutation which, according to recent research1,2 has been demonstrated to increase the virus’ ability to infect cells in vitro and suggested to reduce vaccine-induced immunity. Our vaccine candidate would retain its potential efficacy independently from current/future mutations of the virus at this site,

  Areas identified as potentially responsible for vaccine-enhanced disease3 have been excluded to minimize safety risk.

Since the selection of the candidate vaccine announced on May 21st, the Company has made significant progress.

  Preclinical studies have demonstrated the capacity of DPX-COVID-19 to induce strong immunogenicity including the binding on target to the spike protein and neutralization,

  The Company has completed the current good manufacturing practice (cGMP”) formulation and manufacturing process development for clinical trials, and

  The Company has submitted a clinical trial application for regulatory approval after Health Canada agreed on a Phase 1 trial design protocol that includes patients of 56 years old and above.

Other grant applications have been submitted by IMV to support further clinical development and manufacturing scale-up, including for the financing of a phase 2 clinical trial.

About DPX-COVID-19

DPX-COVID-19 is IMV’s vaccine candidate against the novel strain of coronavirus that is responsible for the current pandemic. It is a DPX-based formulation of multiple peptides of the SARS-CoV-2 that generated early and strong immune responses in the preclinical assays in animal models. A first-in-human Phase 1 clinical study is scheduled to initiate during summer 2020. Fully synthetic, DPX-COVID-19 has the potential for fast and large-scale manufacturing to supply a significant number of doses rapidly compared to more conventional vaccines. For more information, visit our webpage dedicated to the development of DPX-COVID-19.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer-targeted immunotherapies and vaccines based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead

[1] Zhang L et al, June 2020
[2] Koyama T et al, Pathogens, April 2020
[3] Padron-Regalado E et al, Infectious Diseases and Therapy, April 2020

candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s progress in developing a DPX-based vaccine candidate against COVID-19, the Company’s belief that the DPX-based platform creates the opportunity for production of a COVID-19 vaccine, the Company’s belief in the potential efficacy of its DPX-based vaccine against COVID-19, the potential benefits of a DPX-based vaccine against COVID-19 as compared to other potential vaccines, the anticipated timing of the Company’s preclinical assays, studies and clinical trials and the release of any results therefrom related to its DPX-based vaccine against COVID-19 and the expected impact of COVID-19 on the Company’s other clinical studies and trials and its operations generally. Such statements should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks and uncertainties affecting the Company and its products.

The Company assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, the Company’s ability to develop a DPX-based vaccine candidate against the COVID-19 through the successful and timely completion of preclinical assays, studies and clinical trials, the receipt of all regulatory approvals by the Company to commence and then continue clinical studies and trials, and, if successful, the commercialization of its proposed vaccine candidate related to COVID-19, the Company’s ability to raise sufficient capital, including potentially through grant awards available in Canada, to fund such clinical studies and trials and the production of any COVID-19 vaccine, the ultimate applicability of any third-party research and studies in related coronavirus and SARS studies and sequencing, the Company’s ability to enter into agreements with the proposed lead investigators to assist in the clinical development on its vaccine candidate related to COVID-19, the Company’s ability to collaborate with governmental authorities with respect to such clinical development, the coverage and applicability of the Company’s intellectual property rights to any vaccine candidate related to COVID-19, the ability of the Company to manufacture any vaccine candidate related to COVID-19 rapidly and at scale, the ability for the Company to accurately assess and anticipate the impact of COVID-19 on the Company’s other clinical studies and trials and operations generally and other risks detailed from time to time in the Company’s ongoing filings and in its annual information form filed with the Canadian regulatory authorities on SEDAR as www.sedar.com and with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Company’s continuous disclosure documents which are available on SEDAR and on EDGAR.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Media

Delphine Davan, Director of Communications, IMV
M: (514) 968-1046
E: ddavan@imv-inc.com